SUBVERSE

2019 Report

Dear investors,

In May 2020 Subverse News was rebranded as SCNR. You can pronounce it like we do —"SCANNER"—as in Scanners or A Scanner Darkly. Or you can spell it out like a top-heavy dinosaur cable news outlet — "S-C-N-R," which could stand for many things.

At its core, SCNR is whatever you want it to be. We aren't here to tell you what to do or how to think. Our job is simply to observe, report, and investigate the most troubling and inspiring aspects of this strange new era. The rest is up to you.

Think "The Economist" magazine if it were guest-edited by Philip K. Dick in partnership with Satoshi Nakamoto and Marie Colvin, filtered through the lens that hits the sweet spot between news and documentary — all directed by an AI clone of Werner Herzog, and you're less than a 1/4 of the way there.

SCNR is much more than this, and in the coming weeks and months we will be fortifying our content offerings with new series across platforms.

In the spirit of Subverse, SCNR will be be apolitical, factual, and above all else give a voice to those whom may otherwise be relegated to footnotes of history, or silenced by the powers that be. In short, the whistles will be blowing. Loudly.

To execute this vision we have brought on former editor-in-chief of Vice Media Rocco Castoro to spearhead editorial and business operations. More recently he was added to the board of directors. And we will be bringing on more staffers and contributors this year to flesh out our offerings as we formally launch this summer and document without compromise what will surely be a defining year for the United States of America and the world at large.

In other news, Bill Ottman will no longer be on the Subverse board of directors, allowing him to focus on his Minds social media platform.

We need your help!

Watch and share our videos, leave a comment, generally spread the word about what we're doing.

Keep an open mind and be honest about your own inherent bias in how you view and interpret our documentation of our shared reality.

As celebrated broadcast journalist and war correspondent Edward R. Murrow once said: "We must not confuse dissent with disloyalty. We must remember always that accusation is not proof and that conviction depends upon evidence and due process of law. We will not walk in fear, one of another. We will not be driven by fear into an age of unreason, if we dig deep in our history and our doctrine, and remember that we are not descended from fearful men — not from men who feared to write, to speak, to associate and to defend causes that were, for the moment, unpopular."

Keep this in mind. Chances are, when you see something from us that makes you feel uncomfortable, this most likely means we are hitting the bullseye of greater truth concerning the matter on which we are reporting. This holds true for the rest of the media as well, which these days, by and large, is seemingly designed to make its audience feel comfortable and familiar with the viewpoints being disseminated by so-called journalists at a time where the cold, hard truth is more needed than ever.

Sincerely,

Timothy Pool
CEO and Co-founder

Emily Molli
CCO and Co-founder

Rocco Castoro

Bill Ottman
Co-founder

Our Mission

We would like to be cash-flow positive and totally self-sustainable. Ideally we will launch satellite newsrooms globally and have millions of subscribers.

See our full profile

How did we do this year?

Report Card

A-

The Good

The Bad

We had journalists from around the world contributing to our news coverage of important events

We consistently produced content that increased in production quality through the year

Staff were able to fill multiple roles and adapt to unexpected changes in circumstances

Issues with the office we rented in Connecticut affected productivity and prompted a few relocations

Lack of resources early in the establishment of the business caused staffing issues

Scheduling conflicts among directors prevented regular meetings

2019 At a Glance

June 5 to December 31

$23,443
Revenue

-$130,840
Net Loss

$52
Short Term Debt

$1,200,221
Raised in 2019

$992,370
Cash on Hand

We ❤ Our 2512 Investors

Thank You For Believing In Us

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Parker D. Henning	Matthew Moylan	Jake Di Vita	Douglas Palmer	Edward McCleery	Jens Bjerre	Vytautas Petrikas
Harry Brodsky	Joonas Kangas	Brien Green	Kristopher Chambers	Clay M Ridge	Henry Bruno	Andrew Timothy Mu...
Jim Meyers	Jeffery Skalicky	Edmerald Gan	Andrew Beckmann	Jacob Niemiec	Mario A Nava	Adam Williams
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Rafael A. Vasquez	Richard Haavig	Rudy Avila	Michael Gavlak	Richard Knutsson	Joshua Trevino	Frederick Manson
Danyl Herman	Fernando Uribe	Dusan Libnat	Arend Mollee	Matthew Edmon Wil...	Dean Manes	Jancy Scott
Roberto Benavides	Robert Artigues	Robert Conner	Henrikas Elinskas	Paul Griffith	John Lawler	Elena House
Alan Lee	David Adest	Jake Simpson	Stephen Royal	Phillip Hoerter	Dave Stephens	Adam Syed
Nicholas Pallante	Tate Mabes	Wallace Goranson	Peter Dracker	Mathew VanAlstyne	Michael VanDusen	Andrew Douglas
Michael CASTRO	Jason O'Shea	Dennis Cool	Greg Tolpin	Peter Sorensen	Jason Evans	Erik Cooper
Kathleen Brady	Robert B Belanger	Kurt Gilpin	Tom Cools	Cathrine Metheny	Magnus Sjostrand	Ronald Schaefer
Dan Seagren	Simon Lewis	John P MCGUIRE	Joshua J Deines	Jared Kramberg	Dan Wright	Greg Morton
Patrick L Shanley	Michael Separovich	Daniel Storm	Mark Koching	Francisco J Barboza	Frank Erbe	Coleman Remington
Mitchell Dilley	Joseph Miranda	Jason Kennedy	Huy Vo	Robert Washington	Nathan Oviedo	Gregory Grimberg-p...
Steven Hitt	Radoslaw Kozlowski	Nick Boorman	Andrew French	Kyle Sakai	Ian Kennedy	Case Crowther
Adam Rutkowski	Ville Seppa	Rosario Avila	Jacqueline Peacock	Jonathan Jimenez	Petr Sedmidubsky	Travis A Courtney
Edward Vandenbos	Evangeline Barton	Benjamin Paull	Michael Sobande	Franz Vagi	David Abbatematteo	James Nixon
M J	Riley Harris	Albert Boracci	Kyle Hufnagel	Dave Welsch	Michael B Brandt	Rashid Mhar
Anton Chaporgin	Charles Williams	Tristan Foerder	Erik Soderquist	Marian Diamanti	Jiao Zhang	Haley Pharis
Lee Heffelfinger	David Johnson	Valter Biscak	Sebastian Imbach	Hugo Cruz	James Ashford	Alex McCollum
Zbynek Mrozek	Joshua Jantzi	Deborah Hector	Blake Daniel Wilson	Matthew Millat	Douglas Crellin	Ken Korve
Jason Ribeiro	Robert White	Jeff Hotchkiss	Alan Bowman	William Thompson	Durango Neeley	Michael Kurihara
Shivraj Singh Grewal	Blake Lachance	Jerome Ege	Brandi HAMMOND	Marcus Cripe	Ross A Dann	Lars Noreus
Christopher Voncina	Joseph Evans Iii	Daniel Balazy	Ruben Ortiz	Chris Miller	Rae A Shinabarger	Marcus Berg
Edward Hawkins	Rachel Hatch	Jeff Cupp	Lydia N Smith	John Yang	Scott Lewis	James Cavage
Daniel J Spencer	Michael Remien	Joshua Hayward	Jeffrey Plochocki	John Suwalski	Tarlochan Singh Dha...	William David Bartgi...
Carina Donner	Kris Dorer	Daniel Kravchenko	Joshua Brown	Robert P Hohman	Travis Hartin	Zachary H Hoskins
John Mayhew	Bryon Bermodes	Holly Banks	Myles Shannon	Sophin Chhang	Hubert Lehnard	Sean Dunn
William Gardner	Daniel Ferguson	Grace L Yoakum	Matthew S Valdez	Chance Mattingly	Robby TICKNOR	Deric Grondin
Craig Nickerson	Andrew Baker	Jacob Peacock	Stephen Dewitt Heb...	Kresimir Franjic	Robert M	Alexander Rieck
Scott Bergeman	Cody A James	Kai Uwe Eiselt	Christopher Suchil	Tonya Cartmill	Aleksandar Colic	Henry Sharum
Knut Skovereng	Mateus Koehler	Andrew Kieser	Matthew Horton	David Fordham	Matthew Schmitt	Brad Taylor
Daniel R McClure	Christopher Holley	Jeremy Lorenz	Scott Adams	Jonathan Sutley	Moris Olorode	Jing Joe Wu
A. Greg Chisholm	Christopher Allen	Chase Mullins	Erick A Alba Cendej...	Will Culbertson	Jacob Gruber	Nicole Mullen
James Boles	Michael Marb	Jeffrey Sun	Daniel Peter Hills	Spencer Patterson	Simon Kujus	David Whittaker
Dylan Stoltenberg	Leng Chang	Skoti Alain Elliott	Elaine Olivera	Christopher White	Jon Burnell	Jeffrey Richardson
Steve Houghton	Jeff Sager	Darren True	Richard W Cossel	Gabriel Lefelman	Iskander Galbraith	Mark Avis
Anthony Howser	Steven P Kozak	Raul Barasa	Chhai AN	Martin O'connell	Robert Kansy	Matthew V Caserta
John Blaho	Dennis Flanagan	Renick Christophers...	Paul Stahlberg	Darrick Bowe	Bill Jordan	Daniel Tan
Blake Greene	Ike Amadi	Joey Spindler	Zachary Lloyd	Marek Malarski	Christian Wendt	William Kolter
Christopher Lyons	Jose Andujar	Brian Girga	Peter Kapustynski	Ben D BLOSSER	Chris Daunt	Calvin Nimmer
Anders Wikholm	Jacque Hurley II	Thomas King	Joseph W Perkins	David Thomas Sowa...	Tyler Sommer	Michael Brimmer
Shaun Hogan	Ashley M Heaton	Desi Rae Campbell	Alexander Lau	Wayne Stillman	David Hill	Michelle Farnsworth
Christopher P Smith	Jaap Franchimont	Damien Heenan	John KEARNEY	Jeffrey Howell	Daniel Pryce	Sebastian Trouse
Derek SHIMIZU	Andreas Ekberg	Chad Baker	Jennifer Martinez	Gabriel Shaar	Kyle Gavin	Nick Manolov
Brendan Scott	Kenneth Humphries	Daniel Polefko	Christopher Russell	Haley Dalby	Lou Gil	Grant W Buttenshaw
Travis Dommermuth	Bledar Lalollari	Matthew Wolfgang	Matthew KRASUSKI	Grant Gariepy	Jeannine Klem	Eric Hunter Kittelson
Serhiy Sambros	Stephen Lamb	Monique Neaves	David Jones	Elizabeth Bonzani	Bradley Paul Elias	Brian Boatright
Max Ballard	Niall Kirwan	Jakub Kobik	David Barker	Mike Ko	Casey Chism	Greg Moore
Fiona Matters	Akira Mikoshiba	Jennifer Cowden	Brandon Chaney	Christopher Merrow	Lindsey Loving	Tim Doerzbacher
William Ballentine	James Heffernan	Mathew Bolzenius	Richard Cycak	Seamus Higgins	Roman Berenzon	Francisco Tirado Pe...
Joshua Daniel Shaler	Elton Pillco	Bridgett Ann Massey	Steve Cain	Karen Wright	Foster Lisle Talge	Vincent Smith
Dustin Pendley	John Miller	Richard Miller	Greg Confletti	Jeremy Michael Cer...	Argus Bacskocky	Rae Dructor
William Stone	Margaret Gorman	Jessica Satterlee	Richard S Bruce	Michael Olejniczak	Benjamin Donaldson	Albin Gottfridsson
Daniel Neill	Shaun Shrewsbury	Joshua Leonard	Andrew Smith	Benjamin Gjesdal	Omar Naoulo	Ricardo Iussaca
Clinten Cattell	Danny Tomlinson	Namtip Lyons	Michael Dalby	Sean Ono Lennon	Shahid Awan	Mattias Baath
Stig Moller Anderss...	Cristian Kertesz	Brian Schneider	Joanne Allen	David Bailey	Michael Pitfield	Adam Pondo
Eric Hennemann	Karl Jeginder	Daniel W. Hawkins	Markus Lincoln	Richard Franchuk	Miguel Suarez	Dakota R Smith
Ricardo Rodriguez	Mark Oliver	John Hobbs	Thomas E. Jolly	Ivan Filipovic	Gregory Wayne Hor...	Marcin Bucon
Clarence Joseph Be...	Alexy Gashkevich	Charles Overton	James Archer	Gerry Bulger	Laszlo Sasvari	Daniel Aitchison
Stefan Eady	Mark Beverland	Salvador Ramirez	Philip Lau	Phillip D Gordon	John Thorholm	Martin Nava
Michael Birnbaum	Franklin Trull	Missaelle Morales	Adrian Johnson	Dean McCormick	Mark Karaman	Tyler Olsen
Darius L COOPER	Jessica Boone	Joseph Valentine	Brad E Crockett	Thomas Martin	Jonathan Crawford	Arwen Lobo
John Medeiros	Julie Wong	Jacob Santistevan	Tyler Harris	Matthew Blode	Neil Hunwicks	Mikael Persson
Stanley Baker	Kyle Christoffersen	Todd Morris	Bogdan Bradatanu	David Sundqvist	Regina Edgin	Jesse Humenik
Wanda Craighead	Kyle Bawcutt	Adam Henry	William Wadas	Jared Henderson	Aaron Will	Brandi Kessler
Daniel Cathers	Dante Duran	Kraig Warther	Kenyon Blake	Graham Lantzke	Alex Petralia	Andrew Foster
Christian Walker	William Baldwin	Reza Jalali Sousana...	Moritz Reinhart	Petar Sladic	Frank Segler	Samuel Walls
Robert Dudek	Jacob R Brooks	Leah Benjamin	Larry Petillon	David Sundquist	Clinton Lucas	D. TAYLOR
Tyler Joseph Price	Sean Mills	Karen Lang	Laura Franciosi	Nate Meade	Marshall West	Charles Smith
Ken Biles	William L Holt	Ryan Brummett	Brian McLane	Ross Morton	John Dean	Sean Robin Naquin
Natalie Pereira	Deide Carpenter	Thomas Mosley	Mike Greenwell	Brian Myers	Steven Wilson	Sean Goodman
Michael Campiin	Daniel LaBrecque	Carlos Torre	Dmitrii Ivanov	Keith Bosacker	Joshua Garcia	Josh Vickers
Philip Kime	Andrew Rutherford	Max Kunstmann	Mecki Granberg	Allison Gonzalez	Judith Rioux	A Sanchez
Daniel Krull	Bulmaro Bedolla	Jacob Faturechi	John OBrien	Alex Thomas	Jon D Trebing	Joel Gronvall
Tyson MacKay	Crystal Tandoc	R Deangelo Armstead	Anthony DeBello	Matthew Wanner	Mario M. Ochoa	Richard Hernandez
Christopher Helgens	Chad Mortimer	Todd Hunt	Daniel Gonzalez	Alan Robinson	Matt Moon	Krzysztof Przedpelski
Matthew Fulton	Brian Waisner	Alex Graham	Philip C Stark	Robert A. Clifton	Stanley Fejnas	Brandy Thepnorinh
Daniel Wacek	Casey Meadows	Katherine Terrell	Benjamin Robson	Robby Garrison	Michael Stansfield	David Desser
Ed Attebury	Spencer Crockett	Mathew Radich	Christopher Hernan...	Gavin Richard Trind...	Chris Redding	James Kennedy Ack...
Calum Thwaites	Elijah Knaperek	Kevin Guffey	Matthew Kucera	Ryan Smyth	Joshua Bons	Jason Schoolmeester
Devin Peterson	Joe Bergmann	Casey Bryant	Joe Dujmovic	Willard Ho	Th.P. Klostermann	George Faught
Scott Greisberg	Paul Brickhill	Andrew Frerichs	Gare Reeve	Paul Zirwes	Richard L Parchem	Stuart Bullock
David Deane Dunham	Christopher Joseph ...	Noah J Leff	Calvin Engle	Alexander Zaleski-L...	Cody Dehner	Jon Andrew Joslin
Koh Kheng Giap	Dirk Mensonides	Benjamin Hukee	William Hovik	Renee Quinones	Tan Vo	Andrew Goldstein
Jonathan Montgom...	Matthew J Watson	Erg Freduge	Sheldon Lukow	Daniel Mitchell	Michael Wilson	Thomas Spindler
Simon Sherwell	Jerid Hill	Richard Zaro	Scott Walden	Michael Trollan	Jennifer L Hoppe	David Frizzell
David Kramer	Dale Beasey	Rolando Vera	Thomas Highsmith	Veronica Pichardo	Oliver Dale	Davy Ryan
Vitaliy V Fishchuk	Thimothee A Martin	Allen Lau	John A Hinz	Rafael Sampaio	Robert C Hilsinger	Steve M Mallot
Romanos Daniel Da...	Phillip MacMillen	Cameron Dall	Tyle Burt	Eldar Hasanovic	Alexander Steenber...	Bill Santistevan
Robert Frisbee	Rodney Birge	Mateus Martins	Eric Boe	Chris Corbelli	Patrick M McSweeney	Anthony Middlehurst
Sean Masters	Klariobaldo Zavala	Blake Rainwater	Pardeep Longia	Ricardo Valverde	Ben Gardner	Jay Schumacher
Keith E Gregory	Michael Curtain	Barbara Pondo	Thomas Sturm	Craig Lepchenske	Russ Barberio	Christopher Siegrist
Ryan Basha	Douglas Elbon	Cornelius Booth	Matthew Maniaci	Tim Grubb	Brandon Roy Baker	Christopher Daniels...
Stewart Matthews	Marcin Szczypkowski	Nicholas Lee Massey	Jerome Hundt	Justin Hess	Tk Locker	Juan David RAMIREZ
Clifford Harrington	Britain Babione	Jim Roton	Donald Lewis	Matthew Lewis	David Selby	Eric Gonzalez
Kevin Jacob Beal	Danielabel Perez	John Ross	Willie Vollman	William Johnson	Michael Gaddie	Michael Lyons
Madison Turano	James Riley	Dylan Roberts	Lucas Paynter	Michael Heredia	Robert Reilly	Geert Legein
Richard Stanton	Douglas Kendrick	Daniel Romischer	Daniel Franco	Glenhart Brooks	Charles Whitlatch	Edwin S Valencia
Cameron S. Tuttle	Edgaras Simonis	Wesley Frazer	William Meharg	Tyson Campbell	David C Simon	Michael Weiss
Chere Thompson	Matt Scott	Ryan Haase	Omar A Sherwani	Jeffery Chen	Toney Williams	Carlo Platania
David Adrian	Michael A Lofton	George Chong	Jon Kaiser	Randy J Kovar	Mark Ciamarra	Jeremy Steinbach
Eric Mercon	Dave McVittie	Adriana De Leon	Thomas Swainston	Chandler Olivi	Jeff Phillips	Daniel Baxter
Connor Young	William Davisson	Jason Yu	Miguel Najera	John H Mosley	Mark Reynolds	David Lukin
Justin Van Ommeren	Brian Tilma	Fran Grande	Dawn Adamson	Adam Izzo	Michael W Horner	Paul Witherall
Jason Ledden	Ross Micheal Jolly	Ryan V Jones	Brian Muttik	Michael Kennedy	John Paul Daoust	Arie Boyer
Robert C Whitley	Henk van der Linden	Christian Leoncio	John C Kittleson	Juan Hernandez	Douglas Swoger	Morgan Gerrard
Howard Long	Mike T	Allan Mariano	Todd Billings	Christopher Brown	Ryan M Nill	David Ramnarain
Erik Hartenian	Bryan Taylor Felty	Peter HADAR	Stephen Saunders	Gabriel Calaf	William Stringfellow	Bridgett Massey
Brook Todd Crensha...	Drew Burger	Lee Hardesty	Hagan Jones	Lawrence Jackson	Justin Wagoner	Aaron Sudersanam
Joshua Kinsey	Mark DESILETS	Mikolaj Skoczen	Kevin Rodlund	Eric Soo Soon Tiong	David Maher	Troy Dorman
Mary P. Loudon	Shawn Douglas	Patricia Jackson	Nicholas Smith	Dam Rak	Raymond MARTIN	Sean Sortors
John Bousattout	Xi Chen	Craig Weigle	David Labchuk	Eric Rothwell	Tyler G. Trevizo	Jonathan Morris
Nathan Barnett	Jerome Rickards	Allyson Stejakoski	Philip Lau	Tony Licalzi	Jaime Aguirre	Steven M McIntyre
Kevin Ramirez Gonz...	Noor Sami	Benson Seidel	Shane Butcher	Douglas Steinhilber	Jovan Stojkovski	Eric Sossamon

David Noyes	Paul Geldston	Lex Advincula	Chris Young	Ben Johnson	Christopher B Pears...	Ed Tsai
Kurt Horiuchi	Robert Jason Pankey	Sylvia Manfred	Michael DePasquale	Brandon Castaphney	Lee Fernandes	Sean Fitzgerald
James Whieldon	Richard Krauland	Josh Olson	Sean Grasso	Ricardo Ospina	Jeffrey D Parkinson	Joe Embrich
Adam Horridge	Brian Bengtson	Leif Simonson	Doug Pritchett	Karl De Santo Jr.	Aaron Cox	Mark Dechnik
Jonathan Blazer	Aaron McClure	Jared Staggers	Jordan Liebowitz	Shawn Broadhurst	Daniel J KEAN	Bryan Viegas
I Fraz RAzAk	Marcus Pinson	Cody Gorman	Andrew Gordon	Ian Torn	David M. Holloway	Dmitry Ledovsky
Michael Dunphy	John D Ragland	Troy Dean	Joseph A Smith	Jared Staben	Kyver Foster	Jordunn Tripler Pablo
Nicholas Ooms	Merritt Harbert	Cecil Heyrend	Peter DAVIS	Jason Souchak	Johnny Hawley	Sam Willingmyre
Daniel MABIE	David Leonard	Steven P Blair	Benjamin Matthew ...	Richard Norris	Clint Slowik	Benjamin Denney
Dina Cusic	Christopher Ettel	Christian Tshimuanga	Alexander H Klepcz...	James Brandt	Alberto Martin	Kawamen Odiete
Henry Staley	Nicholas Ward	Harry Dwyer	Kirk Gibbs	Matthew Grieco	Eve Welcome	Robert Tate
Curtis Kot	Francis Flammang	Alexander DeVries	Quinn Foster	Nicolaas J Molloy	Ethan T Wilfong	Brandon M
Edward J Forero	Aaron Kiflemariam	Heather L Wilson	Jordan Reddick	Jacob William Jame...	Michelle Blenderman	Michael Brown
Thor Hanks	Matthew Rosenbaum	Jay Bugg	Curtis LaPlante	Nathan M Goldstein	Chris Brown	Chima Okwuoha
Keaton Jaramillo	Valerie Jade Cothran	Bonnie Wise	Muhammad Zulhilmi...	Johnnie M Domingu...	Alan Mitsutome	Anthony Ludden
Jeremy McCalmon	Michael Posner	Jelle Meeus	Benjamin Laing	Justin Gammon	James Nolan	Benjamin Goldman
Austin Hope	Aisha Paredes	Jonathan Covington	Gregory Blaise Woo...	Jonathan O'Connor	Brandon Swilley	Jd Lepeta
Ms C Sullivan	Angel Ramos	Ryan German	Matrim Perry	Brett Michael Jackson	Elizabeth Hall	Michael McMullen
Thomas Maxey	Matthew Schneller	Dalma Elischer	Casey Fuller	Gloria Su	Alex VK	John Emmerich
Keith L. Beyer	Thiago Wilhelm Ced...	Cindy Nutt	Erick Tapia	Joel Jacobs	Michael Roensch	Derek Quinn
Franklin Means	Patrick Stedman	Anatoliy MIKITYUK	Kay Juneman	Jeff M Jadwisiak	Alexandre Reynaud	Tom Campbell
Liying Fan	Philip Wang	Walter H Read JR	William J A MYERS	Philip Villarreal	Andrew Kim	Hitesh Ratnani
Isaac Felter	Amanda Gibbs	Edward F Liona	Caroline Sullivan	Joseph Harding	Melissa GUTCH	Yosef Schlusselberg
Richard Lepre	Scott Alan Gunderson	Gregor Kovalcik	Justin D Page	Joseph Nix	Chad M Murphy	Janessa Ravenwood
Christopher Peters	Luis A Gomez	Robert Henson	Alexander Batten	Elliot S CARRUTHERS	Timothy Maloy Short	Andrew Lee Kozak
Deepak Kadetotad	The Bao Nguyen	Hamish Cameron	Louis Schuler	Ruben Ramirez	Nick Procive	John E O'DONNELL
Andrew T Buckley	Casey Coleman	Lee Michaels	Ellwood Hanrahan	Jeffery Haugen	David Konkol	Sam Danh
Tom Remys	Brendan Marsh	Sebastian Ruzycki	Stephen Guipe	Edward Mckervey	Jonathan Walton	Charles Masing
Carter Banks	Sean Morse	Joseph Kolakowski	Alden Hagel	Ted Wu	Niko Castorena	Clay Levinthol
Benjamin H Ralston	Brian Bundy	Kevin P LUSK	Chris Samuelsen	David Goldberg	Thomas Havlik	Paul Dabkowski
Robert Adams	Brian Hume	Walter Anthony	Lee Rowland	Michael James Tyers	Jason Baxley	Jaysun Gardiner
Rolando Rios	David Behar	Jon Bell	Bette Matsen	Alex Russell	Emilia Ferrer-Triay	Zachary Jamieson
Vincent Cao	Jennifer Hoppenrath	Vincent Wittmer	Nhon Lam	Blair Loughead	Eric Rodriguez	Jeffrey T Bone
Tyson Moore	Maggie Iadarola	Randall Robillard	Jonathan West	Steve Sulatycki	Nathan Fisher	Angel Jose Goiri
Peter Özug	John Larmour	Ryan Prince	Marguerite Masing	Ryan Rivera	Zachary Renfro	Elena Yvonne Herrer...
Robert Lardizabal	Benjamin Haberern	Dean Gaylor	Mark Sheehan	Sebastian Duran	Mary Lou Witholder	Matt Wallace
Justin Michael Waid	John Kenneth Powe...	Tianhe Yang	Gerald Asplund	Tomasz Wacko	Nathen N Sawkiw	Jane Razak
Hoi Fung Chu	Byron Moncrieff	Alyssa Risher	Andrew Keller	Przemyslaw Piatkow...	Ryan Lynch	Malisa Ilic
Bill Kelly	Eugene Dubosarsky	Lubos Hemala	Edward Kelley	Luis Jimenez Jr	Michael A Arnone	David Parke
Matthew Buchanan	Owen D	Ian M Johnson	Tim Roberts	Grant Bartel	Taras Lipatov	Kathleen E Sickler
Robert Crawford	Adam Roach	Vasile Nemes	Robert Beer	Jeremy Rudko	Royce E Mayes	Thomas Chapman
Joshua Julian	Balazs Toth	Van Elting	Charles M Marsh	Brad Meylor	Alex Gonzalez	Robert M Harvey
Jamie Piper	Ken Edwards	Kevin Inverno	Christopher P Parres	Harri Walden	Kyle Slama	David Adair
Shauna Lusk	Mike Hardiek	Steve Theodorou	Marc R Benzaken	Taylor Oldaker	Nicholas Bryars	Zachary Nicholas Ta...
Alex Szigeti	Stephen Seachord	Ondrej Marek	David Sharp	Erik Kennedy-McDo...	Ellis Curry	Dakota Johnston
Robert Gennaro	Sean Patrick Flynn	Jeffrey Jenkins	Matthias Braun	Christopher Kelly	Daniel Welcheck	Thomas Bartlett
Carl Zhou	James Aragon	Michael Levine	Hien Phan	David Colson	William Gehring	Cole Williams
Joshua Stewart Pow...	Ian Priddle	Jari Virranvuo	Matteo Manferdini	Valentin Dimitrov	Kevin Muro	Wesley DePhillips
Jason Theodore Hilli...	Michael Collins	Richard W. Richards...	Roman Feola	Patrick South	Timothy Missner	Ellina Teper
Andrey Dolgov	Evan Salvador	Vandana Jain	Matthew Synakowski	Mike Nye	Kevin Tinsley	Tom Ward
Robert Scillitoe	Joseph Matto	Alexander Hartl	Stewart Matthews	Jonny Price	Samir Sawhney	

Thank You!

From the Subverse Team



Timothy Pool
CEO and Co-founder



Emily Molli
CCO and Co-founder



Rocco Castoro



Bill Ottman
Co-founder



Mac Molli
Social Media Manager
Video Production Assistant, Social Media Manager, and Researcher.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rocco Castoro	Chief Editorial Officer @ Subverse Inc.	2020
Timothy Pool	Journalist @ Timcast Media Group	2019
Bill Ottman	CEO of Minds Inc. @ Minds Inc.	2019
Emily Molli	Chief Content Officer @ Subverse	2019

Officers

OFFICER	TITLE	JOINED
Rocco Castoro	Vice President Vice President CEO	2020
Timothy Pool	President CEO	2019
Bill Ottman	Chief Information Officer	2019
Emily Molli	CCO	2019

Voting Power *

HOLDER	SECURITIES HELD	VOTING POWER
Tim Pool	8,500 Common Stock	85.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits

and have no voting rights or ability to direct the Company or its actions.

On the ground journalism may pose physical risks as well as legal risks for covering certain individuals and topics

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Reliance on third party platforms for payment for distribution like Paypal, Patreon, etc. is always a risk as we are subject to algorithms and censorship. For this reason our top priority is becoming sustainable and independent on our own infrastructure for media and payments.

The news and media market is extremely volatile and polarized. Misinformation spreads rapidly and this could affect the business.

Reliance on third party platforms for distribution like YouTube, Twitter, etc. is always a risk as we are subject to algorithms and censorship. For this reason our top priority is becoming sustainable and independent on our own infrastructure for media and payments.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;

- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Subverse Inc.

- Connecticut Corporation
- Organized June 2019
- 3 employees

29 North Main Street
South Norwalk CT 06854

https://subverse.net

Business Description

Refer to the Subverse profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Subverse is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.